Exhibit 99.6

CONSENT OF L.D.S. WINTER

I hereby consent to the reliance in this Annual Report on Form 40-F of Southwestern Resources Corp. (the “Company”) on my report dated February 11, 2005 entitled “Technical Report, Southwestern Resources Corp., Boka Gold Project, Yunnan Province, China” and on my report dated February 23, 2005 entitled “Technical Report, Southwestern Resources Corp., Liam Gold-Silver Project, Department of Cusco, Peru” which the Company used, or directly quoted from, in preparing summaries concerning the Boka Gold Project and the Liam Gold-Silver Project, which appear in such Annual Report.

Date: March 14, 2005

 /s/ L.D.S. Winter
L.D.S. Winter, P.Geo.
Sudbury, Ontario, Canada

SWG Form 40-F 2004